UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LONESTAR RESOURCES US, INC.

(Name of Issuer)

Class A Voting Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

54240F103

(CUSIP Number)

Chambers Energy Management, LP

600 Travis Street, Suite 4700

Houston, TX 77002

(713) 554-6770

Attention: J. Robert Chambers

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54240F103	13D	Page 1 of 10 Pages

1	Names of reporting persons CEC GP, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole voting power 0
	8	Shared voting power 13,686,666
	9	Sole dispositive power 0
	10	Shared dispositive power 13,686,666
11	Aggregate amount beneficially owned by each reporting person 13,686,666
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 38.5%
14	Type of reporting person OO (Limited Liability Company)

CUSIP No. 54240F103	13D	Page 2 of 10 Pages

1	Names of reporting persons CEC Fund III GP, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole voting power 0
	8	Shared voting power 13,686,666
	9	Sole dispositive power 0
	10	Shared dispositive power 13,686,666
11	Aggregate amount beneficially owned by each reporting person 13,686,666
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 38.5%
14	Type of reporting person OO (Limited Liability Company)

CUSIP No. 54240F103	13D	Page 3 of 10 Pages

1	Names of reporting persons Chambers Energy Capital III, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole voting power 0
	8	Shared voting power 13,686,666
	9	Sole dispositive power 0
	10	Shared dispositive power 13,686,666
11	Aggregate amount beneficially owned by each reporting person 13,686,666
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 38.5%
14	Type of Reporting Person PN

CUSIP No. 54240F103	13D	Page 4 of 10 Pages

1	Names of reporting persons J. Robert Chambers
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole voting power 0
	8	Shared voting power 13,686,666
	9	Sole dispositive power 0
	10	Shared dispositive power 13,686,666
11	Aggregate amount beneficially owned by each reporting person 13,686,666
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 38.5%
14	Type of reporting person IN

CUSIP No. 54240F103	13D	Page 5 of 10 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Voting Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Lonestar Resources US Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 600 Bailey Avenue, Suite 200, Fort Worth, Texas 76107.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	CEC GP, LLC (“CEC GP”);

(2)	CEC Fund III GP, LLC (“CEC III”);

(3)	Chambers Energy Capital III, LP (“Chambers Energy”); and

(4)	J. Robert Chambers.

CEC GP, CEC III, and Chambers Energy are each organized under the laws of the State of Delaware. Mr. Chambers is a citizen of the United States.

The business address of each of the Reporting Persons is c/o Chambers Energy Management, LP, 600 Travis Street, Suite 4700, Houston, Texas 77002.

Each of the Reporting Persons, other than Mr. Chambers, is principally engaged in the business of investing in securities, including the Issuer. The principal occupation of Mr. Chambers is President and Chief Executive Officer of Chambers Energy Management, LP.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Securities Purchase Agreement (as defined below), Chambers Energy purchased 5,400 shares of Convertible Participating Preferred Stock, Series A-1, of the Issuer (the “Series A-1 Stock”) and 74,600 shares of Convertible Participating Preferred Stock, Series A-2, of the Issuer (the “Series A-2 Stock”) for an aggregate purchase price of approximately $78 million. Chambers Energy obtained the funds for the acquisition of securities pursuant to the Securities Purchase Agreement through capital contributions from its partners.

The Issuer subsequently declared a dividend on both the Series A-1 Stock and the Series A-2 Stock and, on September 30, 2017, issued 143 shares of Series A-1 Stock and 1,977 shares of Series A-2 Stock to Chambers Energy for no additional consideration.

CUSIP No. 54240F103	13D	Page 6 of 10 Pages

Item 4.	Purpose of Transaction.

Securities Purchase Agreement

On June 15, 2017, the Issuer and Chambers Energy entered into an Amended and Restated Securities Purchase Agreement (the “Securities Purchase Agreement”), pursuant to which Chambers Energy purchased 5,400 shares of Series A-1 Stock and 74,600 shares of Series A-2 Stock (collectively, the “Preferred Shares”), from the Issuer in a private placement.

Following the completion of the special meeting of stockholders of the Issuer on November 3, 2017, (i) each share of Series A-2 Stock outstanding was automatically converted into one share of Series A-1 Stock, and (ii) each share of Series A-1 Stock became immediately convertible into 166.6667 shares of Class A Common Stock at any time at the option of the holders, subject to adjustment in the event of any stock split, common stock dividend or other circumstance described in the certificate of designation governing the Series A-1 Stock.

Pursuant to the terms of the Securities Purchase Agreement, for so long as the Reporting Persons beneficially own (i) at least 20% percent of the total number of shares of Class A Common Stock outstanding, on an as-converted basis, or (ii) at least 30% of the total number of Preferred Shares issued to the Reporting Persons pursuant to the Securities Purchase Agreement and at least 15% of the total number of shares of Class A Common Stock outstanding, on an as-converted basis, the Reporting Persons will have the right to designate two directors to the Issuer’s board of directors. For so long as the Reporting Persons beneficially own (i) at least 10% percent of the total number of shares of Class A Common Stock outstanding, on an as-converted basis, or (ii) at least 15% of the total number of Preferred Shares issued to the Reporting Persons pursuant to the Securities Purchase Agreement and at least 5% of the total number of shares of Class A Common Stock outstanding, on an as-converted basis, the Reporting Persons will have the right to designate one director to the Issuer’s board of directors.

In addition, the Reporting Persons have agreed, until the date that is the earlier of (i) two years after the Reporting Persons no longer have the director designation rights described above and (ii) the date the Issuer fails to fully declare and pay all accrued dividends on the Preferred Shares, not to, without prior approval of the Issuer’s board of directors, directly or indirectly: (a) purchase, offer to purchase, or agree to purchase or otherwise acquire beneficial ownership of any additional shares of Class A Common Stock or securities convertible into Class A Common Stock, other than pursuant to an offering of such securities by the Issuer; (b) make, or in any way participate in, any solicitation of proxies to vote or otherwise influence the voting of any securities of the Issuer, or seek to influence, change or control the Issuer’s board of directors or management; (c) make a proposal for, or offer of any acquisition of the Issuer or any of its subsidiaries or any of its or their securities or assets; (d) effect, seek to effect or participate in any merger, consolidation or acquisition of all or substantially all of the assets of the Issuer or any of its subsidiaries; or (e) enter into any discussions, negotiations, arrangements or understandings with any third party to effect any of the foregoing actions. The Reporting Persons are also prohibited from directly or indirectly engaging in any short sales involving shares of Class A Common Stock or securities convertible into, or exercisable or exchangeable for, Class A Common Stock until June 15, 2020.

CUSIP No. 54240F103	13D	Page 7 of 10 Pages

Registration Rights Agreement

In connection with the issuance of the Preferred Shares, on June 15, 2017, the Issuer and Chambers Energy entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Issuer agreed to file a shelf registration statement providing for the resale of the Preferred Shares and/or the underlying shares of Class A Common Stock no later than the earlier of (i) the one-year anniversary of the Securities Purchase Agreement and (ii) 30 days after the Issuer first becomes eligible to use a registration statement on Form S-3. Chambers Energy is also entitled to participate in four demand registrations, and will also have certain “piggyback” registration rights with respect to registration statements filed by the Issuer.

For so long as Chambers Energy and its affiliates hold at least 5% of the then-outstanding shares of Class A Common Stock, on an as-converted basis, the Registration Rights Agreement also contains restrictions whereby Chambers Energy will not affect any public sale or distribution of the registrable securities during the 60-calendar-day period beginning on the date of a prospectus or prospectus supplement filed with the SEC with respect to the pricing of an underwritten offering.

The foregoing descriptions of the Securities Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the limitations in the Securities Purchase Agreement and Registration Rights Agreement, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the limitations in the Securities Purchase Agreement, the Reporting Persons or their designee(s) to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

CUSIP No. 54240F103	13D	Page 8 of 10 Pages

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 21,822,015 shares of Class A Common Stock outstanding as of September 12, 2017, as reported in the Issuer’s Definitive Proxy Statement filed on September 13, 2017, and assuming conversion of all shares of the Series A-1 Stock beneficially owned by the Reporting Persons into Class A Common Stock.

Reporting Person	Amount Beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
CEC GP, LLC	13,686,666	38.5%	0	13,686,666	0	13,686,666
CEC Fund III GP, LLC	13,686,666	38.5%	0	13,686,666	0	13,686,666
Chambers Energy Capital III, LP	13,686,666	38.5%	0	13,686,666	0	13,686,666
J. Robert Chambers	13,686,666	38.5%	0	13,686,666	0	13,686,666

The securities reported herein are held of record by Chambers Energy. J. Robert Chambers is the managing member of CEC GP, which is the sole member of CEC III, which is the general partner of Chambers Energy. Accordingly, each of Mr. Chambers, CEC GP, and CEC III may be deemed to share beneficial ownership of the securities held of record by Chambers Energy.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons has effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Securities Purchase Agreement and Registration Rights Agreement and is incorporated herein by reference. Copies of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

CUSIP No. 54240F103	13D	Page 9 of 10 Pages

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement.

2	Amended and Restated Securities Purchase Agreement, dated June 15, 2017, by and among the Issuer and Chambers Energy (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 21, 2017).

3	Registration Rights Agreement, dated as of June 15, 2017, by and among the Issuer and the persons named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on June 21, 2017).

CUSIP No. 54240F103	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 6, 2017

CEC GP, LLC

By:	/s/ J. Robert Chambers
Name:	J. Robert Chambers
Title:	Managing Member

CEC FUND III GP, LLC
By: CEC GP, LLC, its sole member

By:	/s/ J. Robert Chambers
Name:	J. Robert Chambers
Title:	Managing Member

CHAMBERS ENERGY CAPITAL III, LP
By: CEC Fund III GP, LLC, its general partner
By: CEC GP, LLC, its sole member

By:	/s/ J. Robert Chambers
Name:	J. Robert Chambers
Title:	Managing Member

/s/ J. Robert Chambers
J. Robert Chambers